Press Release

GreenPower Reports Fiscal First Quarter 2022 Financial Results

Vancouver, Canada / August 12, 2021 / GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its quarter ended June 30, 2021.

"As expected, we experienced a substantial uptick in sales pipeline activity this summer which has culminated in new orders. We've tripled our inventory and now have over 300 vehicles in finished goods or various stages of production including EV Star cargo vans and passenger buses as well as our BEAST all-electric school bus," said Fraser Atkinson CEO of GreenPower.  "We are excited that we have commenced deliveries of these to our customers, which will accelerate through the fall.  We are on track to achieving our goal of attaining positive quarterly cash flow by the end of this calendar year."

Highlights of the fiscal first quarter:

  Recorded revenues of $2,659,002 an increase of 17% over the revenue of $2,272,255 for the first quarter in the previous fiscal year
  Cost of revenues of $1,808,370 generating a gross profit of $850,632 or 32.0% of revenues compared to a gross profit of 30.1% for the previous fiscal year
  Delivered five EV Star Cab and Chassis to Forest River, which they expect to complete the installation of their body by the end of September.  Concurrent with the completion of these first vehicles with Forest River GreenPower has scheduled an Altoona test for the EV Star Plus.
  Delivered 14 EV Stars to Green Commuter, which is a Los Angeles based shared mobility company that provides zero emissions solutions for vanpools, employee transportation, and delivery vehicles who continue to expand their fleet with EV Stars
  Delivered one EV Star to Harbour Air and one EV Star to the Learning Disabilities Society of Greater Vancouver.  These customers received vouchers under the B.C. SUVI voucher program to facilitate these purchases, which are up to CDN $100,000 for GreenPower's eligible vehicles
  Inventory increased to $18.8 million at June 30, 2021 compared to $12.5 million at March 31, 2021 and $6.6 million the previous year
  Cash expenses for the current quarter decreased 3% to $1,973,261 compared to $2,035,699 for the previous quarter

Working capital increased to $31,391,694 compared to $30,808,375 at the end of the previous quarter

Brendan Riley, President of GreenPower commented, "With the growing sense of urgency associated with the topic of climate change, we anticipate that incentives and mandates will further accelerate the EV transition across both the public and private sector.  We have built substantial inventory and continue expanding our production aggressively, placing GreenPower in an ideal position to have an immediate positive impact on the goal of our customers to reduce their carbon footprint."

Results for the three months ended June 30, 2021

For the three-month period ended June 30, 2021 the Company recorded revenues of $2,659,002 and cost of revenues of $1,808,370 generating a gross profit of $850,632 or 32.0% of revenues. Operating costs consisted of administrative fees of $1,067,612; transportation costs of $41,367; travel, accommodation, meals and entertainment costs of $81,607; product development costs of $333,493; sales and marketing costs of $90,312; insurance expense of $193,971; professional fees of $190,109; and office expense of $66,434, as well as non-cash expenses including $743,513 of share-based compensation expense and depreciation of $132,363. Interest and accretion amounted to $184,271 and with a foreign exchange loss of $1,874 resulting in a loss for the period of $2,261,623.

For further information contact

Fraser Atkinson, CEO and Chairman

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Mike Cole

Investor Relations

(949) 444-1341

Allie Potter

Media Relations

(218) 766-8856

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2021 GreenPower Motor Company Inc. All rights reserved.